CleanCore Solutions, Inc.

5920 South 11th Circle, Suite 2

Omaha, NE 68137

October 10, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Jeanne Bennett

Brian Cascio

Abby Adams

Lauren Nguyen

Re:	CleanCore Solutions, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted August 11, 2023

CIK No. 0001956741

Ladies and Gentlemen:

We hereby submit the responses of CleanCore Solutions, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated August 30, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Draft Registration Statement submitted August 11, 2023

Explanatory Note, page 1

1.	We note that you have included two prospectuses in this registration statement. Please tell us whether you intend to use both prospectuses concurrently in the same format as filed. If so, please tell us how you will inform investors whether they will be investing in the public offering by the company or in the resale offering.

Response: This is a single registration statement that includes two prospectuses. Upon our filing of the final prospectuses, we will be filing the two, separate prospectuses: one as a primary prospectus and one as a secondary prospectus.

Risk Factors

We have historically depended on a limited number of third parties to supply key raw materials, page 15.

2.	We note the disclosure that you have historically purchased certain key raw materials, such as chassis, generators, vacuum switches, and head sockets and other components from a limited number of suppliers. Please enhance your disclosure to clarify whether you have experienced any supply chain disruptions due to such reliance.

Response: We have revised the Registration Statement to clarify that we have not experienced any such supply chain disruptions in the past, and that we cannot guarantee that we will not experience any disruptions in the future.

Private Placement, page 39

3.	We note your revisions and correspondence in response to prior comment 4. We were unable to locate your revision to clarify that the private placement concluded. We further note you stated you “concluded” the private placement on December 31, 2023. We note only 660,921 shares of class B common stock and 46,263 warrants to purchase class B common stock have been issued out of the initial offered amount of 864,198 shares of class B common stock. Please clarify if your private placement concluded on December 31, 2022.

Response: We have revised the Registration Statement to clarify that the private placement concluded on December 31, 2022.

Outstanding Equity Awards at Fiscal Year-End, page 56

4.	Please update the information for your fiscal year ended June 30, 2023.

Response: We have revised the Registration Statement to include all outstanding equity awards as of June 30, 2023.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (919) 213-0025 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

CleanCore Solutions, Inc.

By:	/s/ Matthew Atkinson
Matthew Atkinson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.